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                           December 19, 2022

       Darren Watt
       General Counsel
       Ritchie Bros Auctioneers Inc
       9500 Glenlyon Parkway
       Burnaby, British Columbia, Canada V5J 0C6

                                                        Re: Ritchie Bros
Auctioneers Inc
                                                            Registration
Statement on Form S-4
                                                            Filed December 14,
2022
                                                            File No. 333-268787

       Dear Darren Watt:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at (202) 551-6022 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Lisa Haddad